EXHIBIT 11

MARKWEST HYDROCARBON, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
(in thousands, except per share data)

	Quarter Ended December 31, 2001	Year Ended December 31, 2001
Net income (loss)	$1,547	$2,810
Weighted average number of outstanding shares of common stock	8,494	8,478
Basic earnings (loss) per share	$0.18	$0.33

Net income (loss)	$1,547	$2,810
Weighted average number of outstanding shares of common stock	8,494	8,478
Dilutive stock options	9	21

	8,503	8,499
Earnings (loss) per share assuming dilution	$0.18	$0.33